

January 28, 2025

Saagar Govil
Chief Executive Officer
CEMTREX INC
153 Fell Court
Hauppauge, NY 11788

> **Re: CEMTREX INC**
> **Schedule 14C Information Statement**
> **Filed January 13, 2025**
> **File No. 001-37464**

Dear Saagar Govil:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing